Exhibit (a)(5)(c)

CAMDEN PROPERTY TRUST
COMPLETES MERGER WITH SUMMIT PROPERTIES INC.
AND EXCHANGE OF UNITS OF LIMITED PARTNERSHIP INTEREST
IN CAMDEN SUMMIT PARTNERSHIP, L.P.

Houston, TEXAS (February 28, 2005) — Camden Property Trust (NYSE: CPT) today announced the completion of its merger with Summit Properties Inc., creating a combined company with creating a combined company with total market capitalization of approximately $5.8 billion and a portfolio of nearly 69,000 apartment homes in 199 multifamily properties across the United States.

“We are pleased to announce the closing of this transaction,” said Richard J. Campo, Chairman and Chief Executive Officer of Camden. “We believe that this strategic acquisition will transform our company and provide one of the best platforms in the industry for future earnings growth.”

William B. McGuire, Jr. and William F. Paulsen, each of whom formerly served as a director of Summit, will be appointed to the Board of Trust Managers of Camden effective March 2, 2005.

Camden also announced the completion of its offer to exchange the existing units of limited partnership interest in Camden Summit Partnership, L.P. (f/k/a Summit Properties Partnership, L.P.), which, prior to the merger, were redeemable for one share of common stock of Summit, for $31.20 in cash (the “cash consideration”), without interest, or .6687 of a unit (the “unit consideration”), which are redeemable for one Camden common share. The exchange offer expired at 4:00 p.m., Eastern Time, on February 28, 2005.

Based on information provided by American Stock Transfer & Trust Company, the exchange agent for the offer, as of 4:00 p.m., Eastern Time, on February 28, 2005, 822,244 units had been tendered in exchange for the cash consideration, 2,151,689 units had been tendered in exchange for the unit consideration and 368,571 units had not been tendered pursuant to the exchange offer (all of which will be exchanged for the unit consideration). Upon the terms and subject to the conditions of the exchange offer, Camden will issue 1,685,297.862 new units and $25,654,012.80 in exchange for the existing units.

In addition to historical information, this press release contains forward-looking statements under the federal securities law. These statements are based on current expectations, estimates and projections about the industry and markets in which the companies operate, managements’ beliefs, and assumptions made by management. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict.

Camden Property Trust is a real estate company engaged in the ownership, development, acquisition, management and disposition of multifamily apartment communities. Camden owns interests in and operates 192 properties containing 66,446 apartment homes in the Sunbelt and Midwestern markets from Florida to California. Upon completion of seven properties under development, the Company’s portfolio will increase to 68,974 apartment homes in 199 properties.